Exhibit (a)(1)(F)

TECHTARGET, INC. ANNOUNCES COMMENCEMENT
OF TENDER OFFER TO REPURCHASE UP TO
8.0 MILLION SHARES OF ITS COMMON STOCK AT PRICE OF $7.75 PER SHARE

Newton, MA — May 10, 2016 — TechTarget, Inc. (NASDAQ: TTGT) announced today that it has commenced a tender offer to purchase up to 8.0 million shares of its common stock at a price of $7.75 per share, which equals the average of the daily volume-weighted average price of the Company’s common stock traded on the NASDAQ Global Market during normal market hours for each of the five trading days from May 2 through May 6, 2016, as reported by S&P Capital IQ.  The number of shares proposed to be purchased in the tender offer represents approximately 24.6% of the approximately 32.3 million shares of TechTarget’s common stock issued and outstanding as of May 6, 2016.  The last reported sale price of TechTarget’s common stock on May 6, 2016, the last full trading day before TechTarget announced its intention to commence the tender offer, was $7.99 per share.

The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, June 8, 2016, unless extended by TechTarget.  Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.  The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders.

On the terms and subject to the conditions of the tender offer, TechTarget’s stockholders will have the opportunity to tender some or all of their shares at a price of $7.75 per share.  If stockholders properly tender and do not properly withdraw more than 8.0 million shares, TechTarget will purchase shares tendered by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, as described in the Offer to Purchase that is being distributed to stockholders.  Stockholders whose shares are purchased in the tender offer will be paid $7.75 per share, net in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period.

The tender offer will be financed with $50 million in proceeds from the Company’s new senior secured credit facility and available cash on hand.

Georgeson Securities Corporation is acting as the Dealer Manager and the Information Agent is Georgeson LLC.  The Depositary is Computershare Trust Company, N.A.  The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of TechTarget’s common stock.  For questions and information, please call the Information Agent toll free at 866-203-9401.

None of TechTarget, its Board of Directors, the Information Agent, the Dealer Manager or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer.  Stockholders must make their own decisions as to how many shares they will tender, if any.  In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF TECHTARGET COMMON STOCK.  THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT TECHTARGET WILL SHORTLY BE DISTRIBUTING TO

ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.  STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER.  STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT TECHTARGET WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV, THE INVESTOR INFORMATION SECTION OF TECHTARGET’S WEBSITE AT WWW.TECHTARGET.COM OR BY CALLING GEORGESON LLC, THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 866-203-9401. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About TechTarget

TechTarget is the Web’s leading destination for serious technology buyers researching and making enterprise technology decisions. Our extensive global network of online and social media, powered by TechTarget’s Activity Intelligence™ platform, allows technology sales and marketing teams to leverage real-time purchase intent data to more intelligently engage technology buyers and prioritize follow-up based on active projects, technical priorities and business needs. With more than 140 highly targeted technology-specific websites and a wide selection of custom advertising, branding, lead generation and sales enablement solutions, TechTarget delivers unparalleled reach and innovative opportunities to drive technology sales and marketing success around the world.

TechTarget has offices in Atlanta, Beijing, Boston, London, Munich, Paris, San Francisco, Singapore and Sydney.

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All statements contained in this release, other than statements of historical fact, are forward-looking statements.  These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding:  TechTarget’s stock price, changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the Internet and information technology industries; changes in facts and circumstances and other uncertainties concerning the completion of the tender offer; and the ability of TechTarget to achieve the benefits contemplated by the tender offer.  Further information about these matters can be found in our Securities and Exchange Commission filings.  Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

Contacts:
Investor Inquiries	Media Inquiries
Janice Kelliher	Garrett Mann
Chief Financial Officer	Director of Marketing
TechTarget, Inc.	TechTarget, Inc.
617-431-9449	617-431-9371
jkelliher@techtarget.com	gmann@techtarget.com